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                                                                    Exhibit 4.10

                                       ABB

Mr. Peter Smits
ABB Ltd
8050 Zurich

Dear Mr. Smits,

This is to confirm the terms and conditions of your employment relationship with ABB Ltd, Zurich (the "Company") as Division Manager of the Power Technology Products Division, in the position of an Executive Vice President and member of the Executive Committee of the ABB Group, effective January 1, 2001.

1. BASE SALARY. Your base salary will be specified for each year by the Chief Executive Officer and communicated to you in writing. The base salary is normally revised every second year.

     The base salary includes a representation allowance, as from time to time determined by the Chief Executive Officer. The base salary and representation allowances are paid in 12 monthly instalments.

2. INCENTIVE PLAN. In addition to the base salary, an incentive plan is part of your compensation. The incentive formula is predominantly based on quantitative components, relating to the financial performance of the ABB Group.

     The incentive plan is revised annually and the incentive plan parameters may be different from one year to another. The applicable incentive for a given year will be specified by the Chief Executive Officer and communicated to you in writing.

3. HEALTH INSURANCE. As regards health insurance, you are entitled to a private patient insurance (detailed information about this plan is provided separately). The Company will pay the insurance premiums. Family members are not covered by this health insurance plan.

4. PENSION AND RELATED BENEFITS. Your retirement pension, disability pension, widows pension, child/orphan pension and related benefits are subject to the Company's and its pension funds' applicable regulations or to such other separate agreement as you and the Company may have entered into or may in the future enter into.

5.   VACATION. You are entitled to a vacation of 30 working days per year.

                                     ABB Ltd

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6.   SCHOOL FEES - INTERNATIONAL SCHOOLS. If and to the extent your children are eligible under the Company's Corporate Program for International Schools, the fees for their school will be covered by the Company.

7. COMPANY CAR. You are entitled to the use of a Company car according to the Company's Car Program as from time to time issued and applicable.

8. TERMINATION OF EMPLOYMENT RELATIONSHIP. Each party may terminate the present employment relationship with effect at the end of any calendar month by giving 12 months prior written notice.

     Under termination of the employment relationship, the Company may elect to release you forthwith from fulfilling your employment obligations. Such release will, however, not affect salary payments payable to you during the 12-months notice period.

     In case your employment relationship would be terminated by the Company and if, after expiry of the 12-month notice period, you would not have taken up employment with a third party or commenced an independent, regularly remunerated professional activity, the Company may, at its sole discretion, continue to pay to you, for a period not exceeding 12 months, a monthly compensation in amounts equal to your total monthly salary during your employment relationship with the Company.

     Remuneration for the 12 months notice period, as well as for any additional period within the discretion of the Company, will, in addition to the base salary, include an incentive corresponding to the average incentive (or pro-rata average incentive if applicable) for the two years preceding the year during which notice of termination is given.

     Retirement in accordance with the applicable regulations or separate agreement (if any) will interrupt any notice period and constitute termination of your employment relationship with the Company without further notice; accordingly, any salary, incentive or other benefits claims relating to the period after the date of such termination, will be fully substituted by the retirement benefits due pursuant to the said regulations or agreement.

9. NON-COMPETITION. You have agreed, and by counter-signing the present Letter-Agreement confirm your agreement, that you shall not, during a period of 1 (one) year after the term of your employment relationship with the Company, operate on your own account, work for or otherwise be directly or indirectly engaged in a business competing with the business activities of the ABB Group. No separate compensation will be due by the Company as consideration for your observance of this non-competition commitment.

10. EMPLOYMENT REGULATIONS. The general Employment Regulations as from time to time issued and applicable for the Company's employees are an integral part of your employment conditions and supplement as to matters not specifically addressed in this Letter-Agreement.

11. PREVIOUS EMPLOYMENT RELATIONSHIPS. Your employment relationship with the Company, with the terms and conditions as documented in the present Letter-Agreement,

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     replaces any previous employment relationships and related items and conditions with entities of the ABB Group.

12. TITLE AND MEMBERSHIP IN THE EXECUTIVE COMMITTEE; OTHER ASSIGNMENTS. It is understood and agreed that the title "Executive Vice President" and your membership in the Group Executive Committee are not essential parts of your employment relationship with the Company and may be changed or terminated without notice and without monetary or other compensation by the Company's Board of Directors. Also, within such employment relationship, the Chief Executive Officer may assign to you areas of responsibility which differ from those currently assigned, always provided that such other assignments do not constitute a substantial alteration in the scope or dignity of your work.

Please confirm your understanding and acceptance of the above terms and conditions by signing and returning to us a copy of this Letter-Agreement.

Zurich, November 1, 2001


                                     ABB Ltd

/s/ Jorgen Centerman                            /s/ Arne Olsson
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            Jorgen Centerman                              Arne Olsson
 President and Chief Executive Officer            Group Senior Vice President


Accepted:                                       /s/ Peter Smits
                                               ---------------------------------
                                                         Peter Smits

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